Exhibit 99.1

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie, Jiatai International Plaza,

Block B, Room 2110,

Beijing, China 100025

PROXY STATEMENT AND NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 30, 2026 at 10:00 A.M. BEIJING TIME (OCTOBER 29, 2026 at 10:00 P.M. EASTERN TIME)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

October 16, 2026

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of shareholders (the “EGM”) of Elong Power Holding Limited, an exempted company incorporated under the laws of Cayman Islands (the “Company”), will be held on October 30, 2026 at 10:00 a.m., Beijing Time (October 29, 2026 at 10:00 p.m., Eastern Time), at 3 Yan Jing Li Zhong Jie, Jiatai International Plaza, Block B, Room 2110, Beijing, China 100025, for the following proposals:

1. Proposal One. By a special resolution, subject to all necessary governmental and regulatory consents,

(i)	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company (the “BVI Company”) under the laws of the BVI (the “Continuation”) be and are hereby approved;

(ii)

with effect from the Continuation, (a) all issued and outstanding class A ordinary shares of a par value of US$0.0000001 each (the “Class A Ordinary Shares”) of the Company will be re-designated on a one-for-one basis for newly issued class A ordinary shares of no par value of the BVI Company; and (b) all issued and outstanding class B ordinary shares of a par value of US$0.0000001 each (the “Class B Ordinary Shares”) of the Company will be re-designated on a one-for-one basis for newly issued class B ordinary shares of no par value of the BVI Company;

(iii)

with effect from the Continuation, the memorandum and articles of association of the Company then in effect be amended and restated by the deletion in their entirety and the substitution in their place of a proposed new memorandum and articles of association (the “Proposed Memorandum and Articles”) of the BVI Company that is compliant with the laws of the BVI, which shall be substantially in the form attached hereto as Annex A); and

(iv)

any director of the Company be authorised and directed to do all such acts and things as they may consider necessary or desirable for the purpose of effectuating the Continuation, including without limitation, (a) finalizing and making any necessary changes to the Proposed Memorandum and Articles as may be necessary to effect the Continuation; (b) signing the voluntary declaration for and on behalf of the Company (which shall also be sworn by a director) including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised) of the Cayman Islands (the “Companies Act”); (c) as the Company has no secured creditors, signing an undertaking that the Company has no secured creditors;  (d) signing a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Continuation, and the authorization of the Company’s registered office service providers to notify the Registrar of Companies of the Cayman Islands of the passing of the relevant special resolutions in accordance with the Companies Act; and (e) executing other documents in connection with and as necessary to effect the Continuation.

(item (i) to item (iv) above, collectively, the “Transfer by way of Continuation”)

The board of directors of the Company (the “Board”) urges shareholders to vote “FOR” Proposal One.

2. Proposal Two. By an ordinary resolution, to approve to adjourn the EGM to a later date or dates for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the EGM to approve Proposal One described above (the “Adjournment Proposal”).

The Board urges shareholders to vote “FOR” Proposal Two.

Holders of record of our Class A Ordinary Shares and Class B Ordinary Shares at the close of business on October 9, 2026 are entitled to attend and vote at the EGM. The Board urges shareholders to vote “FOR” Proposal One and Proposal Two.

A proxy statement describing the matters to be considered at the EGM is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about on October 16, 2026.

Your vote is important. Whether or not you plan to attend the EGM, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board, Sincerely,

/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer and Chairwoman of the Board

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON OCTOBER 30, 2026 AT 10:00 A.M. BEIJING TIME (OCTOBER 29, 2026 AT 10:00 P.M. EASTERN TIME).

Elong Power Holding Limited
3 Yan Jing Li Zhong Jie, Jiatai International Plaza,
Block B, Room 2110,
Beijing, China 100025

Proxy Statement

The board of directors (the “Board”) of Elong Power Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an extraordinary general meeting of shareholders of the Company (the “EGM”). The EGM will be held on October 30, 2026 at 10:00 a.m., Beijing Time (October 29, 2026 at 10:00 p.m., Eastern Time), at 3 Yan Jing Li Zhong Jie, Jiatai International Plaza, Block B, Room 2110, Beijing, China 100025.

QUESTIONS AND ANSWERS ABOUT THE EGM

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the EGM. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the EGM?

At the EGM, our shareholders of Class A Ordinary Shares and Class B Ordinary Shares will vote upon the following matters: 1) the approval of the Transfer by way of Continuation, and 2) the approval of the Adjournment Proposal.

What are the Board’s recommendations?

At the EGM, our Board recommends that you vote:

●	“FOR” the Transfer by way of Continuation; and

●	“FOR” the Adjournment Proposal.

Who is entitled to attend and vote at the EGM?

Only shareholders of Class A Ordinary Shares and Class B Ordinary Shares of record at the close of business on October 9, 2026, 2026 (the “Record Date”), are entitled to receive notice of, and to attend and vote at, the EGM.

As of the Record Date, there were 929,541 Class A Ordinary Shares and 2,548 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to two hundred (200) votes for each Class B Ordinary Share held for each of the proposals.

A list of shareholders entitled to vote at the EGM will be available at the EGM.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the EGM or by proxy. There are three ways to vote by proxy:

To vote by Internet

You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares;

To vote by Mail

You can vote by mail by signing, dating and mailing the enclosed proxy card;

To vote by Email

Please email your signed proxy card to Proxy@Transhare.com; or

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the EGM, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the EGM in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

At the EGM,

●	“FOR” the Transfer by way of Continuation; and

●	“FOR” the Adjournment Proposal.

What constitutes a quorum?

According to the Company’s currently effective memorandum and articles of association, a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are one or more shareholders present in person, through their authorised representative or by proxy holding in aggregate at least one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting.

The EGM will be duly constituted if, at the commencement of the EGM, there are one or more shareholders present in person, through their authorised representative or by proxy holding in aggregate at least one-third of all votes attaching to all Class A Ordinary Shares and Class B Ordinary Shares in issue and entitled to vote at the EGM.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

How will shares be voted at the EGM?

In accordance with the Company’s currently effective memorandum and articles of association, all resolutions put to the vote of the EGM shall be decided by way of a poll.

What is required to approve each item?

At the EGM, the following approvals are required for each Proposal:

●	For Proposal One, the affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required.

●	For Proposal Two, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

For the purpose of determining whether the shareholders have approved Proposal One at the EGM, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal. Abstentions will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Two at the EGM, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Two, which is considered a routine matter.

How will Class A Ordinary Shares and Class B Ordinary Shares represented by properly executed proxies be voted?

At the EGM, all Class A Ordinary Shares and Class B Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals at the EGM, and holders of Class B Ordinary Shares as of the Record Date are entitled to two hundred (200) votes for each Class B Ordinary Share held for each of the proposals at the EGM. See “Who is entitled to attend and vote at the EGM?” for more information.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card bearing a later date,

●	voting over the Internet, or

●	voting in person at the EGM.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the EGM?

Preliminary results will be announced at the EGM. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Class A Ordinary Shares and/or Class B Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Class A Ordinary Shares and/or Class B Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie, Jiatai International Plaza,

Block B, Room 2110,

Beijing, China 100025

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of future meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie, Jiatai International Plaza,

Block B, Room 2110,

Beijing, China 100025

The proposals for the EGM are as follows:

PROPOSAL ONE

TO APPROVE THE TRANSFER BY WAY OF CONTINUATION OF THE COMPANY FROM THE CAYMAN ISLANDS TO THE BRITISH VIRGIN ISLANDS

General

We are proposing to approve by way of a special resolution, subject to all necessary governmental and regulatory consents:

(i)	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company (the “BVI Company”) under the laws of the BVI (the “Continuation”);

(ii)	with effect from the Continuation, (a) all issued and outstanding class A ordinary shares of a par value of US$0.0000001 each of the Company will be re-designated on a one-for-one basis for newly issued class A ordinary shares of no par value of the BVI Company; and (b) all issued and outstanding class B ordinary shares of a par value of US$0.0000001 each of the Company will be re-designated on a one-for-one basis for newly issued class B ordinary shares of no par value of the BVI Company;

(iii)	with effect from the Continuation, the memorandum and articles of association of the Company then in effect be amended and restated by the deletion in their entirety and the substitution in their place of a proposed new memorandum and articles of association (the “Proposed Memorandum and Articles”) of the BVI Company that is compliant with the laws of the BVI, which shall be substantially in the form attached hereto as Annex A), and

(iv)	any director of the Company be authorised and directed to do all such acts and things as they may consider necessary or desirable for the purpose of effectuating the Continuation, including without limitation, (a) finalizing and making any necessary changes to the Proposed Memorandum and Articles as may be necessary to effect the Continuation; (b) signing the voluntary declaration for and on behalf of the Company (which shall also be sworn by a director) including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised) of the Cayman Islands (the “Companies Act”); (c) as the Company has no secured creditors, signing an undertaking that the Company has no secured creditors ; (d) signing a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Continuation, and the authorization of the Company’s registered office service providers to notify the Registrar of Companies of the Cayman Islands of the passing of the relevant special resolutions in accordance with the Companies Act; and (e) executing other documents in connection with and as necessary to effect the Continuation.

The Continuation is a change of the Company’s jurisdiction of incorporation only. It is not a merger, consolidation, sale of assets, liquidation or reorganization of the Company’s business. Upon the Continuation, the Company will cease to be registered as an exempted company in the Cayman Islands and will continue its existence as a BVI business company under the name “Elong Power Holding Limited”. The BVI Company will be the same legal entity as the Company, and the Continuation will not create a new legal entity, interrupt the corporate existence of the Company or affect the continuity of its business.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

ADJOURNMENT OF THE EGM TO A LATER DATE OR DATES

We are proposing to approve by way of an ordinary resolution, to adjourn the EGM to a later date or dates for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the EGM to approve Proposal One described above.

If Proposal Two is not approved by our shareholders, the chairman of the EGM may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for this Proposal, which is considered a routine matter.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the EGM other than the Transfer by way of Continuation and the Adjournment Proposal.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

Date: October 16, 2026	By Order of the Board

/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer and Chairwoman of the Board

Annex A

Territory of the British Virgin Islands THE BVI Business Companies Act 2004 Memorandum of Association and Articles of Association of Elong Power Holding Limited
Incorporated on 18 August 2023 in the Cayman Islands and continued as a British Virgin Islands Business Company on [Date]

Territory of the British Virgin Islands THE BVI Business Companies Act 2004
Memorandum OF ASSOCIATION
OF
Elong Power Holding Limited
A Company limited by shares

1.	Definitions And Interpretation

1.1	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

Act: the BVI Business Companies Act (No 16 of 2004) and includes the regulations made under the Act, as amended from time to time;

Articles: the Articles of Association of the Company;

Chairman of the Board: has the meaning specified in Regulation 12;

Class A Ordinary Shares: the class A ordinary shares of no par value in the Company, having the rights set out in this Memorandum and the Articles;

Class B Ordinary Shares: the class B ordinary shares of no par value in the Company, having the rights set out in this Memorandum and the Articles;

Designated Stock Exchange: any stock exchange in the United States of America on which any Shares are listed for trading;

Distribution: in relation to a distribution by the Company to a Shareholder, means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

Listing Rules: the applicable rules of the Designated Stock Exchange which apply to the Company for so long as the Company has a class of Shares listed on a Designated Stock Exchange, such rules as amended or replaced from time to time;

Eligible Person: individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

Memorandum: this Memorandum of Association of the Company;

Person: any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

Registrar: the Registrar of Corporate Affairs appointed under Section 229 of the Act;

Resolution of Directors: either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing by all directors (or, in the case of a resolution to remove a director, by all directors other than the director who is the subject of such resolution) or by all members of a committee of directors of the Company, as the case may be;

Resolution of Shareholders: either:

(a)	a resolution approved at a duly convened and constituted meeting of the Shareholders by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by the holders of a majority of the votes of Shares entitled to vote thereon;

Seal: any seal which has been duly adopted as the common seal of the Company;

SEC: the U.S. Securities and Exchange Commission;

Securities: Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

Share: a share issued or to be issued by the Company;

Shareholder: an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares;

Treasury Share: a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

Written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means: including electronic data interchange, electronic mail, telegram, telex or telecopy, and in writing shall be construed accordingly.

1.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a Regulation is a reference to a regulation of the Articles;

(b)	a Clause is a reference to a clause of the Memorandum;

(c)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended;

(e)	the singular includes the plural and vice versa;

(f)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(g)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(h)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force; and

(i)	any phrase introduced by the terms “including”, “include” or “in particular” or similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

1.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

2.	Name

2.1	The name of the Company at the date of application to continue into the British Virgin Islands was Elong Power Holding Limited.

2.2	The name of the Company upon continuation into the British Virgin Islands is Elong Power Holding Limited.

3.	Status

The Company is a company limited by shares.

4.	Registered Office And Registered Agent

4.1	The Company was incorporated in the Cayman Islands pursuant to Companies Act (revised) of the Cayman Islands on 18 August 2023 and continued into the British Virgin Islands as a business company on [Date].

4.2	The first registered office of the Company is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands, the office of the registered agent.

4.3	The first registered agent of the Company is Ascentium (BVI) Ltd.

4.4	The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.5	Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

5.	Capacity And Powers

5.1	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of Sub-Clause 5.1(a), full rights, powers and privileges.

5.2	For the purposes of Section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.	Number And Classes Of Shares

6.1	The Company is authorised to issue an unlimited number of Shares designated as follows:

(a)	an unlimited number of Class A Ordinary Shares; and

(b)	an unlimited number of Class B Ordinary Shares, or any combination of the above classes of Shares.

6.2	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

7.	Designations, Powers, Preferences, Etc. Of Shares

7.1	Each Class A Ordinary Share confers upon the holder:

(a)	the right to one (1) vote at a meeting of the Shareholders or on any Resolution of Shareholders;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2	Each Class B Ordinary Share confers upon the holder:

(a)	the right to two hundred (200) votes at a meeting of the Shareholders or on any Resolution of Shareholders;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.3	The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

7.4	Conversion.

(a)	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(b)	Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one for one basis at the option of the holder of such Class B Ordinary Shares, provided that the applicable conversion ratio for Class B Ordinary Shares shall be adjusted to account for (x) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of these Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue, and (y) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of these Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue.

(c)	(iii) References in Clause 7.4 to “conversion”, “convertible” or similar terms shall mean the compulsory redemption without notice of the relevant Class B Ordinary Shares of and, on behalf of the holder thereof, the automatic application of such redemption proceeds in paying for such new Class A Ordinary Shares into which the Class B Ordinary Shares have been converted.

8.	Variation Of Rights

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than fifty percent of the issued Shares in that class.

9.	Rights Not Varied By The Issue Of Shares Pari Passu

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

10.	Registered Shares

10.1	The Company shall issue registered shares only.

10.2	The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

11.	Transfer Of Shares

11.1	The Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2	The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

12.	Amendment Of Memorandum And Articles

Subject to Clause 8, the Company may amend its Memorandum or Articles by a Resolution of Shareholders or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Shareholders; or

(d)	to Clauses 7, 8 or 9 or this Clause 12.

Territory of the British Virgin Islands THE BVI Business Companies Act 2004
ARTICLES OF ASSOCIATION
OF
Elong Power Holding Limited

A Company limited by shares

1.	Registered Shares

1.1	Every Shareholder is entitled, on request to a certificate signed by a director of the Company, or any other person authorised by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director or authorised person and the Seal may be facsimiles.

1.2	Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4	Nothing in the Memorandum or these Articles shall require title to any Share to be evidenced by a share certificate to the extent the Act, the applicable Listing Rules, or any other laws, rules, procedures or other requirements applicable to shares listed on a Designated Stock Exchange permit otherwise.

1.5	Subject to and in accordance with the Act and the laws, rules, procedures and other requirements applicable to shares listed on a Designated Stock Exchange (including, but not limited to, the applicable Listing Rules), the directors, without further consultation with any Shareholder, may resolve that any class or series of shares in issue, or to be issued, from time to time, may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form.

2.	Shares

2.1	Shares and other Securities may be issued at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3	A Share may be issued for consideration in any form, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4	The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5	No Shares may be issued for a consideration which is, in whole or in part, other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in the opinion of the directors, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

2.6	The Company shall keep a register (register of members) containing:

(a)	the names and addresses of the Eligible Persons who hold Shares;

(b)	the number of each class and series of Shares held by each Shareholder;

(c)	the date on which the name of each Shareholder was entered in the register of members; and

(d)	the date on which any Eligible Person ceased to be a Shareholder.

2.7	The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.8	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

3.	Redemption Of Shares And Treasury Shares

3.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the directors may agree with the relevant Shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2	The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.3	Sections 60 (Process for purchase, redemptions or other acquisitions of own shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.4	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 per cent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.5	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.6	Treasury Shares may be transferred of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

3.7	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

4.	Mortgages And Charges Of Shares

4.1	Shareholders may mortgage or charge their Shares.

4.2	There shall be entered in the register of members at the written request of the Shareholder:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in Sub-Regulations 4.2(a) and 4.2(b) are entered in the register of members.

4.3	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

5.	Forfeiture

5.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation.

5.2	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3	The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4	Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5	The Company is under no obligation to refund any moneys to a Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.	Transfer Of Shares

6.1	Shares not listed on a Designated Stock Exchange may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, or in any other form approved by the directors, which shall be sent to the Company at the office of its registered agent for registration.

6.2	Shares listed on a Designated Stock Exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on a Designated Stock Exchange (including, but not limited to, the applicable Listing Rules), notwithstanding any other provision in the Memorandum or these Articles.

6.3	The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.4	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.5	Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

7.	Meetings And Consents Of Shareholders

7.1	Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2	Upon the written request of Shareholders entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3	The director convening a meeting shall give not less than five days’ notice of a meeting of Shareholders to:

(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members of the Company and are entitled to vote at the meeting; and

(b)	the other directors.

7.4	The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9	The instrument appointing a proxy shall be in the form provided to shareholders by the Company (if any) or any form the chairman of the meeting accepts as properly evidencing the wishes of the Shareholder appointing the proxy.

7.10	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11	A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third of the votes of the Shares or class or series of Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.13	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

7.14	At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman.

7.15	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16	At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Eligible Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18	Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Eligible Person which he represents as that Eligible Person could exercise if it were an individual.

7.19	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within seven days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

7.20	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21	An action that may be taken by the Shareholders at a meeting may also be taken by a Resolution of Shareholders consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

8.	DIRECTORS

8.1	The directors shall be elected by Resolution of Shareholders or by Resolution of Directors for such term as the Shareholders or directors determine.

8.2	No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

8.3	The minimum number of directors shall be one and the Company may by a Resolution of Shareholders or a Resolution of Directors impose a maximum or minimum number of directors required to hold office at any time and vary such limits from time to time.

8.4	Each director holds office for the term, if any, fixed by the Resolution of Shareholders or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

8.5	A director may be removed from office,

(a)	by a Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy five per cent of the votes of the Shareholders entitled to vote.

(b)	by a Resolution of Directors passed at a meeting of directors called for the purposes of removing the director or for purposes including the removal of the director, or by a Resolution of Directors in writing.

8.6	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

8.7	The directors may at any time, by a Resolution of Directors, appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

8.8	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.9	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company; and

(d)	such other information as may be prescribed by the Act.

8.10	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.11	The directors may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.12	A director is not required to hold a Share as a qualification to office.

8.13	A director, by written instrument deposited at the registered office of the Company may from time to time appoint another director or another person who is not disqualified for appointment as a director under Section 111 of the Act to be his alternate to:

(a)	exercise the appointing director’s powers; and

(b)	carry out the appointing director’s responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointing director.

8.14	No person shall be appointed as an alternate director unless he has consented in writing to be an alternate director. The appointment of an alternate director does not take effect until written notice of the appointment has been deposited at the registered office of the Company.

8.15	The appointing director may, at any time, terminate or vary the alternate’s appointment. The termination or variation of the appointment of an alternate director does not take effect until written notice of the termination or variation has been deposited at the registered office of the Company, save that if a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate immediately without the need of notice.

8.16	An alternate director has no power to appoint an alternate, whether of the appointing director or of the alternate director.

8.17	An alternate director has the same rights as the appointing director in relation to any directors’ meeting and any written resolution of directors circulated for written consent. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director. Any exercise by the alternate director of the appointing director’s powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director. An alternate director does not act as an agent of or for the appointing director and is liable for his own acts and omissions as an alternate director.

8.18	The remuneration of an alternate director (if any) shall be payable out of the remuneration payable to the director appointing him (if any), as agreed between such alternate and the director appointing him.

9.	Powers Of Directors

9.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.4	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.5	The continuing directors may act notwithstanding any vacancy in their body.

9.6	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to guarantee and/or secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.7	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.8	Section 175 (Disposition of assets) of the Act does not apply to the Company.

10.	Proceedings Of Directors

10.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4	A director shall be given not less than three days’ notice of meetings of directors, but a meeting of directors held without three days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5	Unless the quorum is otherwise fixed by a Resolution of Directors, a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than two directors, unless there is only one director in which case the quorum is one.

10.6	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.7	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.8	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors (or, in the case of a resolution to remove a director, by all directors other than such director) or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.	Committees

11.1	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or to approve a liquidation plan;

(h)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(i)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

11.3	Sub-Regulations 11.2(b) and 11.2(c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4	The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5	Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

11.6	The Board of Directors shall establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee shall consist of such number of directors as the directors may determine, subject to any minimum number required from time to time by the Listing Rules. To the extent required by the Listing Rules, the majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be independent directors. The audit committee shall be made up of such number of independent directors as required from time to time by the Listing Rules of the Designated Stock Exchange or otherwise required by applicable law.

12.	Officers And Agents

12.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3	The emoluments of all officers shall be fixed by Resolution of Directors.

12.4	The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors, except for the Chairman of the Board of Directors, may be removed at any time, with or without cause, by Resolution of Directors. The Chairman of the Board of Directors can only be removed by a Resolution of Shareholders. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5	The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Sub-Regulation 11.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him. For the purposes of this paragraph “agent” includes an attorney under a power of attorney.

13.	Conflict Of Interests

13.1	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2	For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.	INDEMNIFICATION

14.1	Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or an officer of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

14.2	The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

14.3	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.4	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

14.5	The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

15.	Records

15.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the register of members, or a copy of the register of members;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous ten years.

15.2	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.3	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal, if any.

15.4	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.5	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (No. 5 of 2001) as from time to time amended or re-enacted.

16.	Register Of Charges

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

17.	Seal

The Company shall have a Seal and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.	Distributions, Including Dividends

18.1	The directors of the Company may, by Resolution of Directors, authorise a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2	Distributions may be paid in money, Shares, or other property.

18.3	Notice of any Distribution that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all Distributions unclaimed for three years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4	No Distribution shall bear interest as against the Company and no Distribution shall be paid on Treasury Shares.

19.	Accounts And Audit

19.1	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2	The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3	The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.4	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Directors.

19.5	The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6	The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

19.7	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

19.8	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.9	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.10	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.	Notices

20.1	Subject to the laws of the British Virgin Islands and except as otherwise provided in these Articles, where any period of time is expressed as required for the giving of any notice or in any other case where some other action is required to be undertaken within or omitted from being taken during a specified period of time, the calculation of the requisite period of time will not include the day on which the notice is given (or deemed to be given) or the day on which the event giving rise to the need to take or omit action occurred, but shall include the day on which the period of time expires.

20.2	Notices shall be in writing and may be given by the Company to any Shareholder either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e mail address provided by such Shareholder). E-mail notices may be sent by e-mail text and/or by way of a document attached to an email in portable document format (PDF) or in Microsoft Word format and/or by any other method separately agreed between the Company and its Shareholders.

20.3	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing a notice, and shall be deemed to have been received on the fifth day following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service it shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

20.4	Notice of every general meeting shall be given in any manner hereinbefore authorized to every person shown as a Shareholder in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members.

20.5	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

20.6	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

21.	Voluntary Winding Up And Dissolution

The Company may by a Resolution of Shareholders or subject to Section199(2) of the Act, by a Resolution of Directors appoint a voluntary liquidator.

22.	Continuation

The Company may by Resolution of Shareholders or by a Resolution of Directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.